

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

David Alpert
Chief Executive Officer
Mr. Mango LLC
9570 West Pico Boulevard
Los Angeles, CA 90035

> **Re: Mr. Mango LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed October 31, 2022**
> **File No. 024-11950**

Dear David Alpert:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2022 letter.

Form 1-A/A filed October 31, 2022

Signatures, page 32

1. Please include typed signatures for each of the signatories. See Instruction 2 to Signatures on Form 1-A.

General

2. We note that the cover page to Part II of the offering circular uses the Skybound name, website and logo, which suggests that this is an offering of securities of Skybound as opposed to Mr. Mango. Please revise to indicate that Mr. Mango is the issuer offering securities, or in the alternative please tell us why you believe it is appropriate to indicate that Skybound is the issuer. Refer to Item 1(a) of Part II of Form 1-A.

3.   We note your disclosure on pages F-5 and F-20 of the existence of "Common Units."
        Please clarify in your offering circular whether the "Common Units" and the "Units"
        being offered are the same or if there are material differences.

         Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with
any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Gary Ross